UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	February 2, 2011	Announcement Regarding Appointment of Representative Director and Officer of a Subsidiary (Peach John Co., Ltd.)

2	February 2, 2011	Announcement Regarding Change of Representative Directors and Director of a Subsidiary (Wacoal Corp.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: February 2, 2011

EXHIBIT 1
[Translation]
January 31, 2011
     To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and
Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of
Corporate Planning
(Telephone: +81 (075) 682-1010)
Announcement Regarding Appointment of Representative Director and Officer of a Subsidiary (Peach John Co., Ltd.)
     Wacoal Holdings Corp. (the “Company”) hereby announces that the board of directors of Peach John Co., Ltd. (“Peach John”), a consolidated subsidiary of the Company, resolved at a meeting held on January 21, 2011 to appoint a new Chairman and Representative Director of Peach John effective as of March 1, 2011 as described below, and that the board of directors of the Company resolved the same at a meeting held on January 31, 2011.
Note
1.	Name and Title of New Chairman and Representative Director:

New Title	Former Title	Name
Chairman and Representative Director (Part-time)	Director (Part-time)	Hideo Kawanaka
2.	Current Title at the Company Held by New Representative Director:

Director and Vice President of Wacoal Holdings Corp. Director, Vice President and Corporate Officer of Wacoal Corp.

EXHIBIT 2
[Translation]
January 31, 2011
     To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Ikuo Otani, Director and General Manager of Corporate Planning
(Telephone: +81 (075) 682-1010)
Announcement Regarding Change of Representative Directors and Director of a Subsidiary (Wacoal Corp.)
     Wacoal Holdings Corp. (the “Company”) hereby announces that the board of directors of Wacoal Corp. (“Wacoal”), a major consolidated subsidiary of the Company, resolved at a meeting held on January 28, 2011 to make changes in two Representative Directors and one Director of Wacoal effective as of April 1, 2011 as described below, and that the board of directors of the Company resolved the same at a meeting held on January 31, 2011.
Note
1.	Reason for Change:

To respond quickly to the changing business environment surrounding our recent business activities and to aim to further heighten our corporate value.
2.	Contents of Change:
(1)	Change in Representative Directors:

New Title	Former Title	Name
President, Representative Director and Corporate Officer	Director and Senior Corporate Officer of Wacoal Corp. General Manager of Wacoal Brand Business Department	Hironobu Yasuhara

New Title	Former Title	Name
Chairman and Representative Director	President, Representative Director and Corporate Officer	Yoshikata Tsukamoto
(2)	Change in Director:

Director and Vice Chairman	Director, Vice President and Corporate Officer	Hideo Kawanaka

Change in President and Representative Director of Wacoal Corp.
January 31, 2011
Public Relations and Publicity Department of
Wacoal Corp.
     The board of directors of Wacoal Corp. (“Wacoal”) resolved at a meeting held on January 28, 2011, and the board of directors of Wacoal Holdings Corp. (“Wacoal Holdings”) resolved at a meeting held on January 31, 2011, to appoint Mr. Yoshikata Tsukamoto (currently holding the office of the President, Representative Director and Corporate Officer) as the Chairman and Representative Director and Mr. Hironobu Yasuhara (currently holding the office of the Director and Senior Corporate Officer) as the President, Representative Director and Corporate Officer of Wacoal, effective as of April 1, 2011.
     Mr. Hironobu Yasuhara joined Wacoal in 1975. After gaining experience in the Product Sales Department of the innerwear business and family clothes business divisions, he assumed the office of the General Director of Beijing Wacoal (currently known as Wacoal China Co., Ltd.) in 1997. Thereafter, he worked to convert the China-based joint venture company into a wholly-owned subsidiary and helped establish the base of our present business expansion in China.
     After that, for five years since 2005 he headed the Wing Brand Business Department, one of our core domestic businesses, which targets chain stores. He made contributions not only to the expansion of our ladies’ undergarment business but also to our men’s undergarment business, while holding positions as corporate officer and director. In 2010, he assumed the office of the General Manager of Wacoal Brand Business Department and has steadily achieved satisfactory results in, for instance, the revitalization of brassiere sales through such retail channels as department stores and specialty retail stores.
     He is thoroughly experienced in domestic operations, has vast experience in overseas operations, and has been actively promoting, as a member of our management, the structural reform which we began last year.
<<Comments by Mr. Hironobu Yasuhara, New President>>
     I would like to speed up work on the three-year mid-term plan for the achievement of the structural reform. I believe Wacoal has a strength that is lacking in other companies. Our mission is to use our unique strengths to continue to provide products that our customers can love. Wacoal has opportunities in not only the domestic ladies’ undergarment business but also in the markedly growing domestic sporting goods business. Additionally, in other countries we have so many more opportunities to increase sales. For instance, there is room for growth in the rapidly expanding Chinese market, as well as various opportunities due to the rapid business expansion in other Asian developing countries. Using our management policies, I intend to work unflinchingly on new attempts to establish a Wacoal that our consumers can look forward to and in which they can put their confidence.
<<Comments by Mr. Yoshikata Tsukamoto, the present President>>
     Mr. Yasuhara has contributed to our business expansion in China in the past, and as for domestic operations, he has steadily achieved satisfactory results in the expansion of the men’s undergarment business as well as in such things as the recovery of brassiere sales at department stores for the last several years. After comprehensive examination of such results, and in consideration of his personal magnetism, reliability and popularity within and outside the company, we decided to appoint him to the position of President on this occasion of the change of the fiscal year. Although we are in the middle of the mid-term management plan and in an early stage of structural reform with so many tasks to be completed, I believe that our business development would more quickly accomplished under his supervision. As Chairman, I will support Mr. Yasuhara and continue my efforts to bring about a new Wacoal.

<<Profile of Mr. Hironobu Yasuhara>>
[Portrait]

Date of Birth:	December 28, 1951

Hometown:	Okayama Prefecture

Career Summary:	March 1975	Graduated from Doshisha University
	March 1975	Joined Wacoal Corp.
	September 1996	Deputy General Manager of Guandong Wacoal Inc.
	April 1997	General Manager of Beijing Wacoal Inc.
	April 2004	Chief of Planning & Product Group of Wing Brand Business Department
	April 2005	Corporate Officer/General Manager of Wing Brand Business Department
	April 2006	Executive Corporate Officer/General Manager of Wing Brand Business Department
	June 2006	Director and Executive Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
	April 2008	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department
	August 2009	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wing Brand Business Department/Chairman and Representative Director of Lecien Corporation (Part-time)
	April 2010	Director and Senior Corporate Officer of Wacoal Corp./General Manager of Wacoal Brand Business Department

Principles:	“Gratitude” — To always thank all of Wacoal’s customers, shareholders, clients and suppliers and to think about how to give back to them.

Hobby:	Playing golf

<Contact Information for Inquiries from Press>
Public Relations Section (Kyoto), Public Relations and Publicity Department,
General Planning and Policy Division,
Wacoal Corp.
TEL: +81 (075) 682-1006          FAX: +81 (075) 682-1103